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                          June 4, 2024

       William Mulligan
       Chief Executive Officer
       Maxeon Solar Technologies, Ltd.
       8 Marina Boulevard #05-02
       Marina Bay Financial Centre
       018981, Singapore

                                                        Re: Maxeon Solar
Technologies, Ltd.
                                                            Application for
Qualification of Indenture Under the Trust Indenture Act of
                                                            1939 on Form T-3
                                                            Filed May 30, 2024
                                                            File No. 022-29114

       Dear William Mulligan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing